UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: April 15, 2008

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant’s name into English)

c/o 17th Km National Road Athens-Lamia & Finikos Street
145-64 Nea Kifisia
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a joint press release dated April 14, 2008, in which Excel Maritime Carriers Ltd. (“Excel”) and Quintana Maritime Limited (“Quintana”) announced that, at a special meeting of Quintana shareholders held on April 14, 2008, Quintana shareholders approved and adopted the Agreement and Plan of Merger, dated January 29, 2008, as amended, by and among Excel, Bird Acquisition Corp. and Quintana, pursuant to which Quintana will become a wholly-owned subsidiary of Excel.

Attached hereto as Exhibit 2 is a press release dated April 15, 2008, in which Excel announced the completion of its acquisition of Quintana.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: April 15, 2008	By:	/s/ Eleftherios Papatrifon
Eleftherios Papatrifon
Chief Financial Officer

Exhibit Index

1 Press Release dated April 14, 2008

2 Press Release dated April 15, 2008